

June 28, 2013

Via E-mail
Mr. Daniel J. D'Arrigo
Executive Vice President, Chief Financial Officer and Treasurer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:**   **MGM Resorts International**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-10362**

Dear Mr. D'Arrigo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Securities and Derivative Litigation, page 31

1.   We note your disclosure of certain securities and derivative litigation. Please tell us how you determined it was appropriate to exclude these lawsuits from your financial statement footnote disclosure in Note 11 – Commitments and Contingencies, and tell us if you believe it is at least reasonably possible that a loss or an additional loss may be incurred. Refer to ASC 450-20-50.

Note 11 – Commitments and Contingencies, page 118

2.   We note your disclosure that Perini seeks compensatory damages, punitive damages, attorneys' fees, and costs, but note that your related disclosure regarding the probability or possibility of a loss is limited to Perini's punitive damages claim. Please expand your

disclosure in future filings to provide an estimate of the entire possible loss or range of loss related to the Perini litigation or a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant